June 12, 2025

Nathan Brower
EVP, General Counsel and Corporate Secretary
Nature   s Sunshine Products, Inc.
2901 West Bluegrass Blvd., Suite 100
Lehi, Utah 84043

       Re: Nature   s Sunshine Products, Inc.
           Registration Statement on Form S-3
           Filed June 9, 2025
           File No. 333-287882
Dear Nathan Brower:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dan Lyman, Esq.